Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

IntriCon Corporation has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $1.00 per share (the “common stock”). References herein to “we,” “us” and “our company” refer to IntriCon Corporation and not to any of our subsidiaries.

DESCRIPTION of Common Stock

The following description of the common stock of IntriCon Corporation is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, as amended (the “Articles”) and our Amended and Restated By-Laws (the “By-Laws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read our Articles, By-Laws and the applicable provisions of the Pennsylvania Business Corporation Law of 1988, as amended for additional information.

Authorized Capitalization

As of December 31, 2019, our authorized capital stock consisted of (i) 20,000,000 shares of common stock, par value $1.00 per share, of which 8,781,311 shares were issued and outstanding, and (ii) 1,000,000 shares of preferred stock, par value $1.00 per share, of which no shares were issued and outstanding. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any then outstanding preferred stock.

Dividend Rights.

The holders of our common stock may receive cash dividends, if and when declared by our board of directors out of funds legally available for that purpose, and subject to preferential rights of the holders of preferred stock outstanding at the time.

Voting Rights.

Subject to the rights specifically granted to holders of any then outstanding preferred stock, our common shareholders are entitled to vote together as a class on all matters submitted to a vote of our shareholders, including the election of directors. Each share of common stock entitles the holder thereof to one vote on each matter to come before the shareholders, except as otherwise provided in our Articles or By-Laws. Holders of our common stock do not have cumulative voting rights with respect to the election of directors.

No Pre-emptive or Other Rights.

Holders of common stock are not entitled to pre-emptive, subscription, conversion or redemption rights.

Right to Receive Liquidation Distributions.

Upon our dissolution or liquidation, holders of our common stock are entitled to share ratably in our net assets after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding.

Anti-Takeover Provisions

Our Articles and By-Laws contain a number of provisions relating to corporate governance and to the rights of shareholders. Certain of these provisions may be deemed to have a potential “anti-takeover” effect by delaying, deferring or preventing a change of control of us.

Preferred Stock

Our ability to issue preferred shares in the future having terms established by the board of directors without shareholder approval, while providing flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common stock. One of the effects of undesignated preferred stock whose terms may be set by the board of directors may be to enable our board of directors to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise.

Classified Board of Directors

Our By-Laws provide that our directors be classified into three classes, as nearly equal in number as possible, with one class being elected each year. Each director holds office for a term of three years and until his or her successor is duly elected and qualified unless his or her term ends earlier due to death, resignation or removal. Any director or the entire board of directors may be removed only for cause and only upon the affirmative vote of two-thirds of all of the shares outstanding and entitled to vote; provided that the board of directors retains the right conferred by Pennsylvania corporate law to declare vacant the office of a director for reasons specified therein.

Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board of directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

Removal of Directors

Our directors may be removed only for cause and only upon the affirmative vote of the holders of at least two-thirds of all of the shares of common stock outstanding and entitled to vote. This provision could also discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

Amendment to By-Laws

Our By-Laws provide that the affirmative vote of the holders of at least two-thirds of our voting stock then outstanding, voting together as a single class, is required to amend or repeal provisions of our By-Laws relating to a classified board or the removal of a director or the entire board of directors. Except for such provision, our By-Laws generally may be amended by our board or by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote, present in person or represented by proxy, at a meeting at which a quorum is present, though such a majority may be less than a majority of all of the shares entitled to vote thereon.

Advance Notice Procedures

Our By-Laws establish procedures for the nomination of directors by shareholders and the proposal by shareholders of matters to be considered at meetings of the shareholders, including the submission of certain information within the time periods prescribed in the By-Laws.